Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

August 14, 2020

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jacqueline Kaufman, Staff Attorney

Mara Ransom, Assistant Director

Bill Thompson, Accounting Branch Chief

Tony Watson, Staff Accountant

Re:	Hydrofarm Holdings Group, Inc.

Draft Registration Statement on Form S-1

Submitted July 17, 2019

CIK 0001695295

Ladies and Gentlemen:

This letter sets forth the response of Hydrofarm Holdings Group, Inc. (the “Company”) to the comment letter, dated August 12, 2019, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 17, 2019 (the “Draft Registration Statement”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). Concurrently, the Company is confidentially submitting an amendment to the Draft Registration Statement (the “Amendment”).

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment. Capitalized terms not defined herein have the definitions provided for them in the Amendment.

1.	Company Overview, Page 1. Provide support for your statements that you "enjoy an approximately 30% and 40% market share in the U.S. and Canadian hydroponic wholesale markets, respectively" and have "consistently grow[n] revenue at approximately 15% annually for the past 10 years through 2017."

Response: The Company respectfully acknowledges the Staff’s comment and has removed the references to the hydroponic wholesale market share in the U.S. and Canada. The graph set forth on page 3 of the Amendment provides support for the Company’s revenue growth at approximately 16% annually over the past fifteen years.

2.	Industry Overview, Page 2. In order to put your business and the industry trends you discuss here and elsewhere in context, please elaborate upon how much of the controlled environment agriculture business is dependent upon hydroponics and clarify the extent to which hydroponics is just one way in which cannabis and industrial hemp can be grown.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure regarding the controlled environment agriculture industry as set forth on pages 3 and 4 of the Amendment.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ August 14, 2020 Page 2

3.	Summary Consolidated Financial and Other Data, Page 13. Please include a solid vertical black line to separate successor and predecessor amounts to indicate a change in basis. This comment also applies to other sections in the document whenever successor and predecessor amounts are presented together.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted successor and predecessor amounts from the Amendment, given that financial information for the year ended December 31, 2017 is no longer required.

4.	Summary Consolidated Financial and Other Data, Page 13. You disclose Adjusted EBITDA margin without providing the disclosures in Item 10(e) of Regulation S-K. Please advise or revise.

Response: The Company respectfully acknowledges the Staff's comment and has included the disclosures specified by Item 10(e) of Regulation S-K on page 18 of the Amendment. The Company has also provided a reference to these disclosures in its “Summary Consolidated Financial and Other Data” in footnote (h) on page 18 of the Amendment and in its “Selected Consolidated Financial and Other Data” in footnote (h) on page 59 of the Amendment.

5.	Risk Factors, Page 18. Your risk factors acknowledge that your Term Loan Agreement prohibits your Subsidiary Obligors from selling your products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry, and your Encina Credit Facility prohibits the Subsidiary Obligors from selling your products to the cannabis industry, however, your disclosure does not appear to address whether you are currently in violation of these prohibitions or how you intend to avoid these prohibitions in the future. In fact, your disclosure states that your business has historically benefited from, and your future business is highly dependent upon, the growth of the cannabis market. Please revise your disclosure to address more specifically these apparent conflicts in your business and how you intend to address them.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it is currently in compliance with the Term Loan Agreement and has revised its disclosure to reflect that, as set forth on pages 30, 34, 38, 88 and 91 of the Amendment. Additionally, the Company notes that while the Company benefits from the growth of the cannabis market, the Company does not sell its products directly to the cannabis industry, cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. The Company only sells its products through third party retailers and resellers, which do not exclusively sell to the cannabis industry. The Company maintains policies and procedures that are designed to promote and achieve compliance with these requirements. A large part of cannabis cultivation occurs indoors with the assistance of hydroponic durable and consumable products, much like those that the Company sells to third party retailers and resellers who may distribute to consumers involved in the cannabis industry, therefore the Company benefits indirectly from growth in the cannabis industry. Although the Company does not sell directly to cannabis growers and accordingly, can only estimate the impact that such market has on its sales, there has been a substantial correlation of increases in its sales to increased State legalization of cannabis. Therefore, management believes that a substantial portion of the Company’s revenue is derived from such sales. The Company believes it is important to spell out the risks that the cannabis industry is subject to, due to their potential indirect impact on the Company.

6.	Potential tariffs or a global trade war could increase the cost of our products . . ., Page 24. We note your disclosure that " . . . it is too early to predict how the recently enacted tariffs and any future tariffs on items imported from China or elsewhere will impact our business. . ." To the extent you are better able to quantify the impact of enacted tariffs on your business during the course of this review, please update your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure regarding the impact of enacted tariffs on its business, as set forth on page 27 of the Amendment.

MINTZ August 14, 2020 Page 3

7.	Use of Proceeds, Page 46. We note that the “principal purpose[] of this offering [is] to repay existing indebtedness . . .” among other purposes. If any material part of the proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its “Use of Proceeds” disclosure, as set forth on page 52 of the Amendment.

8.	Use of Proceeds, Page 46. We note your statement that the “expected use of the net proceeds from this offering . . .could change in the future as [y]our plans and business conditions evolve" and that "management will have broad discretion over the use of the net proceeds from this offering." You may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this statement from its “Use of Proceeds” disclosure.

9.	Dilution, Page 50. Historical net tangible book deficit per share stated in the second paragraph on page 50 does not agree to the amount presented in the table. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure, as set forth on page 56 of the Amendment.

10.	Unaudited Pro Forma Combined Financial Information, Page 52. Please note pro forma financial statements are required in transactional filings whenever a significant business combination has occurred or is probable, and the transaction has not been reflected in the historical audited financial statements of the issuer for the most recent full fiscal year. Since your transaction has been reflected in the most recent full fiscal year, it appears your presentation of pro forma amounts for the year ended December 31, 2017 represent non-GAAP amounts and would be subject to the non-GAAP disclosure guidance in Item 10(e) of Regulation S-K. Please advise or revise. This comment also applies to other sections in the document when you present pro forma amounts for the year ended December 31, 2017.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the pro forma financial statements and information from the Amendment given that financial information for the year ended December 31, 2017 is no longer required.

11.	Gross Profit, Page 64. Your disclosure of the adjusted margin percentage appears to represent a non-GAAP measure. Please tell us your consideration of the disclosures in Item 10(e) of Regulation S-K when you disclose the adjusted margin percentages.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted adjusted margin percentage information from the Amendment.

12.	EBITDA and Adjusted EBITDA, Page 67. We note your definition of EBITDA excludes impairment charges. Please tell us your consideration of the guidance in Question 103.01 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures updated April 4, 2018.

Response: The Company respectfully acknowledges the Staff's comment and has deleted reference to EBITDA from the Amendment, which now reconciles its net loss for the periods to Adjusted EBITDA.

MINTZ August 14, 2020 Page 4

13.	Liquidity and Capital Resources, Page 68. Please revise your discussion and analysis of liquidity and capital resources to describe material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K and the Commission’s Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our web site at http://www.sec.gov.

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosure that it has no material commitments for capital expenditures to the “Liquidity and Capital Resources” section as set forth on page 66 of the Amendment.

14.	Forum Selection, Page 121. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise to state as much. If your Certificate of Incorporation does not clearly state how this provision applies to claims under the federal securities laws, tell us how you will inform investors in future filings how the provision applies. In addition, please provide appropriate risk factor disclosure about your forum selection provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure regarding forum selection, as set forth on page 121 of the Amendment.

15.	Report of Independent Registered Public Accounting Firm, Page F-2. Please revise to include a statement containing the year the auditor began serving consecutively as the company's auditor. Please refer to AS 3101 of PCAOB auditing standards.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company’s auditors include a statement containing the year the auditor began serving in the reports of the auditors to the financial statements as set forth on pages F-2 and F-3 of the Amendment.

16.	Related party transactions, Page F-27. Please tell us your consideration of disclosing the nature of restrictions on the VIE's assets and on the settlement of its liabilities reported in the consolidated balance sheet, including the carrying amounts of such assets and liabilities, and how the VIE affects your financial position, financial performance, and cash flows. Refer to ASC 810-10-50-2AA for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the financial information for the year ended December 31, 2017 for the Company’s predecessor is no longer required. However, with respect to the Company, on May 12, 2017, due to the restructuring of the McDowell real estate note payable guarantee as part of the Formation Transaction, the Company, as the successor, determined that it no longer held a variable interest in the VIE.

MINTZ August 14, 2020 Page 5

17.	Revenue recognition, Page F-59. Please disclose how shipping and handling fees charged to customers are classified in the statements of operations.

Response: The Company respectfully acknowledges the Staff's comment and refers the Staff to the disclosure of the Company’s accounting policy and classification presented in Note 4 on page F-20 of the Amendment, Basis of preparation and significant accounting policies, which states, “Shipping and handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs included in cost of goods sold under the practical expedient provisions of ASC 606.”

18.	Recently issued accounting pronouncements, Page F-63. We note your intention to adopt ASU 2016-02 and ASU 2018-02 for fiscal 2019. Please tell us your consideration of disclosing of the potential impact that the recently issued accounting standard will have on your financial position and results of operations. Please refer to ASC 250-10-S99-5.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company adopted ASU 2016-02 regarding leases in 2019 so it no longer needs to be addressed in “recently issued accounting pronouncements.” Regarding ASU 2018-02, the Company had no stranded tax effects resulting from the Tax Cuts and Jobs Act. As a result, the Company has excluded disclosure of this recent accounting pronouncement in its current financial statements.

19.	Business combinations (other than the Formation Transaction), Page F-64. Please tell us your consideration of disclosing the percentage of voting equity interest acquired or percentage of control obtained related to your acquisitions of Greenstar Plants Products Ltd, and Eddi's Wholesale Garden Supplies Ltd. Refer to ASC 805-10-50-2c for guidance.

Response: The Company respectfully acknowledges the Staff's comment and notes that the footnote for the 2017 acquisitions of Greenstar Plants Products Ltd. and Eddi’s Wholesale Garden Supplies Ltd. has not been carried forward to its 2019 and 2018 financial statement footnotes. The Greenstar Plants Products Ltd. transaction was structured legally as a direct asset acquisition so the references to “equity interest acquired” or “percentage of control” are not relevant.

The Company acquired Eddi’s Wholesale Garden Supplies Ltd (“Eddi’s”) in a stock purchase transaction and disclosed on page F-65 of the Draft Registration Statement that the Company “. . . acquired control of Eddi’s through the acquisition of all of the shares of the entity . . . .” The reference to “all of the shares” was disclosure of acquisition of 100% of the voting interests. The Company notes that financial information for the year ended December 31, 2017 is no longer required.

20.	Prepaid expenses and other current assets, Page F-67. Your disclosure on page F-63 states you adopted the guidance in ASU 2015-17, Income taxes (ASC 740), on January 1, 2018. Please tell us why deferred tax assets amounts are classified as current assets as of December 31, 2018.

Response: The Company respectfully acknowledges the Staff's comment. Deferred income tax assets for 2018 have been corrected to be classified as long-term assets on page F-44 of the Amendment and explained in Note 2 of the Company's financial statements.

MINTZ August 14, 2020 Page 6

21.	Impairment of indefinite-lived intangible assets, long-lived tangible and definite-lived intangible assets, and goodwill, Page F-70. We note your disclosure of impairment indicators that you identified in the fourth quarter of 2017 that resulted in impairment charges for period end December 31, 2017. Please tell us your consideration of the guidance in ASC 805-10-25-13 through 25-19 and ASC 805-10-30-1 through 30-3, related to the measurement period and new information obtained about facts and circumstances that existed as of May 12, 2017 that, if known, would have affected the measurement of the amounts recognized as of that date.

Response: The Company respectfully acknowledges the Staff's comment regarding its disclosure of impairment indicators identified in the fourth quarter of 2017 that resulted in impairment charges for period end December 31, 2017. ASC 805-20-30-1 states that the acquirer in a business combination shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values. Fair value is based on facts and circumstances that existed as of the acquisition date. Guidance in ASC 805-10-23-13 through 25-19 states that the acquirer shall adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and provides a measurement period of up to one year from the acquisition date. Guidance in ASC 805-10-30-1 through 30-3 states that the acquirer shall consider all pertinent factors in determining whether information obtained after the acquisition date should result in an adjustment to the provisional amounts recognized as of the acquisition date or whether that information results from events that occurred after the acquisition date.

The acquisition date fair value was based in part on the value established by the new investor group, which gained control of the Company on May 12, 2017. At that time, there was an expectation of substantial growth from the impact of the sale and consumption of legalized adult-use cannabis requiring cultivators to invest in certain hydroponic and lighting equipment and nutrients supplied in the U.S. The Company’s valuation process to estimate fair values included the income approach using its cash flow forecast, which was significantly influenced by the optimism held by management and its investors about future growth.

Subsequently, in the fourth quarter of 2017, it became apparent that the growth expected to begin in the summer and fall of 2017 was not materializing. The primary indicator was a decline in sales in the U.S. resulting from a pull-back on equipment purchases by customers in California. This pull-back was, the Company believes, due principally to administrative delays in the issuance of licenses to cannabis growers, pursuant to regulations governing the implementation of legalization of adult-use cannabis. Administrative delays were magnified by a lack of staffing at the California State licensing board, which was charged with reviewing and issuing licenses to cannabis growers. The slowdown began in late 2017 and continued until the fourth quarter of 2018 when California accelerated its issuance of licenses to cannabis growers. In an example of one outcome, about half of the U.S. written sales orders obtained at the fall 2017 trade shows were subsequently cancelled. Taking into account cancellations, the amount of orders shipped were lower in the fall of 2017 than shipped from orders taken at shows in the fall of 2016; there had been an expectation of a significant increase.

As part of the Company’s assessment of its fourth quarter 2017 impairment charge, it considered whether any of the information which drove its fourth quarter 2017 evaluation reflected facts and circumstances that existed as of the acquisition date that, if known by a market participant, would have affected the measurement of the amounts recognized as of May 12, 2017. Based on the evidence available, the Company believes that its initial purchase accounting as of May 12, 2017 and the impairment charge in the fourth quarter of 2017 were each based on different facts and circumstances that existed at the time which would have been available to a market participant. The Company notes that financial information for the year ended December 31, 2017 is no longer required.

22.	Debt, Page F-73. You disclose on page F-73 amortization of debt issuance cost of $248 for the period from inception (March 21, 2017) to December 31, 2017; however, no amounts are stated in the statement of cash flows as an adjustment to reconcile net loss to net cash used in operating activities for the period ended December 31, 2017. Please advise or revise. Additionally, on page F-75 you disclose fees related to a forbearance agreement and amendments. Please clarify your disclosure if amounts were capitalized or expensed as incurred.

Response: The Company respectfully acknowledges the Staff’s comment and notes that financial information for the year ended December 31, 2017 is no longer required. However, the expense related to amortization of debt issuance costs for 2019 and 2018 has been properly classified in the Company’s consolidated statements of cash flows on page F-8 of the Amendment.

The Company incurred loan fees related to a forbearance agreement and amendments of $75, which was expensed rather than capitalized as the amount was immaterial to its statement of operations for 2018.

MINTZ August 14, 2020 Page 7

23.	Income Taxes, Page F-77. Please clarify the nature of the tax entity classification adjustment line item for the year ended December 31, 2018 included in your income tax rate reconciliation on page F-79 and why no adjustment was recorded in the previous year.

Response: The Company respectfully acknowledges the Staff's comment. As described in recapitalization and reverse merger in 2018 discussed in Note 1 of the Company’s financial statements, in connection with the Offering and Concurrent Offering, in a series of concurrent transactions, the shareholders in Hydrofarm Investment Corp. and the holder of the NCI in Hydrofarm Holdings, LLC exchanged all of their interests for 43,031,329 shares of Hydrofarm Holdings Group, Inc.’s common stock. As a result of the exchange, Hydrofarm Investment Corp. and its subsidiaries became wholly-owned subsidiaries of Hydrofarm Holdings Group, Inc.

Prior to the exchange, the tax basis difference associated with the investment in Hydrofarm, LLC (a partnership for income tax reporting purposes) was accounted for as “outside basis.” Subsequent to the exchange, the tax basis differences associated with Hydrofarm, LLC’s assets and liabilities are now accounted for as “inside basis.” The tax entity classification adjustment line item for the year ended December 31, 2018 was a one-time adjustment needed as a consequence of the tax effects of the reorganization.

24.	Segment reporting, Page F-83. Please tell us your consideration of disclosing revenues from external customers for each product and service or each group of similar products. In that regard, reference is made to your disclosures on page 85. Refer to ASC 280-10-50-40 for guidance.

Response: The Company respectfully acknowledges the Staff's comment that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company acknowledges that it sells multiple products, all of which improve the hydroponics growing and cultivation process. For example, the Company states that growing media improves efficiency of agricultural growing and cultivation process; nutrients provide nutrition to crops for hydroponic cultivation; and equipment, lighting and supplies meet the needs of hydroponic cultivation.

Regarding the Company’s various products, it maintains internal data and metrics for management use including sales but the data is not linked with its general ledger and related financial reporting system nor is it subject to the Company’s internal review and controls used for external reporting. The following are examples of the limitations of product-level net sales data:

•	The Company does not reconcile product revenue data to net sales reported in accordance with GAAP.

MINTZ August 14, 2020 Page 8

•	The Company has over 6,000 stock-keeping-units (“SKUs”) and it frequently adds and removes SKUs from its product portfolio which limits its ability to report product categories on a consistent basis, especially over quarter and annual comparative periods.

•	The Company implemented a new enterprise resource planning system in Canada in the beginning of 2019 which further inhibits its ability to provide consistent and comparable SKU level analysis for periods prior to 2019.

•	The Company’s product-level databases meet its internal reporting needs but does not provide the support or precision necessary to allow for an audit of disaggregated disclosures needed for external reporting under GAAP.

Further, budgeting and forecasting is not driven at the product level. No incentive rewards are based on individual products-level metrics. The Company also advises that the nature, amount, timing and uncertainty of revenue and cash flows of all its products are affected by similar economic factors. This similarity mitigates to some extent the significance of the Company’s inability to provide disaggregated data in its segment footnote. Accordingly, the Company has not disaggregated revenue from its products because it is impracticable to do so.

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and notes that there were no written communications presented to potential investors in the Company’s initial public offering in reliance on Section 5(d) of the Securities Act.  Furthermore, neither the Company nor anyone authorized to do so on its behalf intends to provide any written communications, as defined in Rule 405 under the Securities Act.

If you have any questions or comments in connection with this letter or the Amendment, please contact the undersigned by phone at (212) 692-6768 or via e-mail at krkoch@mintz.com.

Very truly yours,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	William Toler, Chief Executive Officer (Hydrofarm Holdings Group, Inc.)

John Lindeman, Chief Financial Officer (Hydrofarm Holdings Group, Inc.)